Exhibit 99.B(g)(6)

AMENDMENT TO

CUSTODY AGREEMENT

AMENDEMENT made as of March 16, 2016, between The Boston Trust & Walden Funds, a Massachusetts business trust (the “Trust”) and Boston Trust & Investment Management Company, a Massachusetts chartered banking and trust company (“Custodian”), to that certain Custody Agreement dated as of March 23, 1999, as amended, between the Trust and the Custodian.  All capitalized terms used but not defined herein shall the meanings given to them in the Agreement.

WHEREAS, the Trust and the Custodian wish to update the Agreement to reflect changes in Schedule C:

NOW THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and the Custodian hereby agree as follows:

The Custodian shall charge an asset based fee of 1.4 bps per annum of market value. Fees are collected monthly in arrears based on the prior month ending market value including accruals.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

THE BOSTON TRUST & WALDEN FUNDS

By:	/s/ Lucia Santini

Name:	Lucia Santini, President

BOSTON TRUST & INVESTMENT MANAGEMENT COMPANY

By:	/s/ Domenic Colasacoo

Name:	Domenic Colasacco, President